CLIFFORD CHANCE US LLP

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NEW YORK, NY 10019-6131

TEL +1 212 878 3055

VADIM.AVDEYCHIK@CLIFFORDCHANCE.COM

February 3, 2023

Barbara T. Heussler

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	White Oak All Weather Fund, Inc., et al. (File No. 803-00260) Form APP WD: Request for Withdrawal of Application

Dear Ms. Heussler:

White Oak All Weather Fund, Inc., et al. (the “Applicants”) filed an application on January 25, 2023, for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Application”).

This request for withdrawal is being made as the above-referenced Application was inadvertently filed under an incorrect File Number. This request for withdrawal is being made based on correspondence with the staff of the U.S. Securities and Exchange Commission. The Applicants will refile the Application under the correct File Number.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned or Clifford Cone at (212) 878-8000.

Very truly yours,

/s/ Vadim Avdeychik
Vadim Avdeychik

cc:    Clifford Cone, Clifford Chance US LLP